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14049627

AB
3/24

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68468

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/13___ AND ENDING ___12/31/13___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VAB FINANCIAL, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

352 FERNANDO PRIMERO
(No. and Street)

SAN JUAN	PUERTO RICO	00918-2424
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS CIVITANO   787-302-1052
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
(Name – *if individual, state last, first, middle name*)

701 W. CYPRESS CREEK RD., SUITE #300	FORT LAUDERDALE	FL	33309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __THOMAS CIVITANO_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __VAB FINANCIAL, LLC_____, as of __DECEMBER 31_____, 20 _13___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__PRESIDENT_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VAB FINANCIAL, LLC

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT
(with supplementary information required by Rule 17a-5
of the Securities and Exchange Commission
and agreed upon procedures required by SIPC)

YEAR ENDED DECEMBER 31, 2013

VAB FINANCIAL, LLC
TABLE OF CONTENTS
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013
AND FOR THE YEAR THEN ENDED



GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

701 West Cypress Creek Road
Suite 300
Fort Lauderdale, FL 33309
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 19, 2014

INDEPENDENT AUDITORS' REPORT

Board of Directors
VAB Financial, LLC
San Juan, Puerto Rico

Report on the Financial Statements

We have audited the accompanying financial statements of VAB Financial, LLC (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income/(loss), changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1580 Sawgrass Corporate Parkway, Suite 302 • Sunrise, Florida 33323 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd. • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

Board of Directors
VAB Financial, LLC
February 19, 2014

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VAB Financial, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, II, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

VAB FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 29,185
Deposit with clearing broker	100,000
Prepaid expenses	1,467
TOTAL ASSETS	**$130,652**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 87
Due to clearing broker	7,500
TOTAL LIABILITIES	7,587
MEMBERS' EQUITY	123,065
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$130,652**

See accompanying notes.

VAB FINANCIAL, LLC
STATEMENT OF INCOME/(LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES	
Fees	$ 0
EXPENSES	
Clearing costs	30,000
Insurance	1,500
Licenses and taxes	217
Office	1,751
Office services – Related party	6,683
Professional fees	30,450
Regulatory fees	9,109
Total Expenses	79,710
Loss From Operations	(79,710)
OTHER INCOME	
Interest income	150
NET LOSS	$(79,560)

See accompanying notes.

VAB FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

Members' Equity - Beginning of Year	$125,375
Net loss	(79,560)
Capital contributions from members	77,250
MEMBERS' EQUITY - END OF YEAR	$123,065

See accompanying notes.

VAB FINANCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss $ (79,560)

Adjustments to reconcile net loss to
net cash used in operating activities:

Decrease in prepaid expenses	$ 2,161	
Decrease in accounts payable and accrued expenses	(28,768)	
Total Adjustments		(26,607)

NET CASH USED IN OPERATING ACTIVITIES (106,167)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contributions from members 77,250

NET DECREASE IN CASH (28,917)

Cash - Beginning of Year 58,102

Cash - End of Year $ 29,185

See accompanying notes.

VAB FINANCIAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 1 -   NATURE OF BUSINESS

VAB Financial, LLC (the "Company") was formed on September 15, 2009, under the laws of the Commonwealth of Puerto Rico. The Company is a licensed broker/dealer headquartered in San Juan, Puerto Rico, and is owned 80% by Eduardo Ballori and 20% by Thomas Civitano. The Company provides investment banking and underwriting services to various municipal and government agencies throughout Puerto Rico. Substantially, all revenues are derived from investment banking fees related to municipal bond underwriting services.

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity date of three months or less at date of purchase to be cash equivalents.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 -   CLEARING ARRANGEMENTS

The Company clears on a fully-disclosed basis through First Southwest Company. Pursuant to the clearing agreement, the Company is required to maintain a certain minimum capital with the clearing broker dealer in the form of cash. The level is agreed upon from time to time based on the nature of the clearing activities. As of December 31, 2013, the aggregate required level under the clearing agreement was $100,000.

NOTE 4 -   CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments and receivables from the clearing broker.

VAB FINANCIAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 4 - CONCENTRATION OF CREDIT RISK (Continued)

The Company maintains a cash balance in a financial institution located in San Juan, Puerto Rico. The balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2013, the Company had no uninsured cash balances.

The Company maintains a $100,000 deposit in a firm deposit account with its clearing broker. These amounts are insured by the Securities Investor Protection Corporation (SIPC).

NOTE 5 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined in such Rule. At December 31, 2013, the Company's net capital was $121,598, compared with the required minimum net capital of $100,000. Under the Rule, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2013, the Company's ratio was .06 to 1.

NOTE 6 - INCOME TAXES

In accordance with FASB ASC 740, management has evaluated uncertain tax positions taken or expected to be taken in the Company's tax returns. In order for a benefit to be recognized, a tax position must be more-likely-than-not to be sustained when challenged or examined by the applicable taxing authority. For the year ended December 31, 2013, the Company has no material uncertain tax positions to be accounted for in the financial statements.

The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are December 31, 2010 through December 31, 2013.

NOTE 7 - RELATED PARTIES

Members of the Company are also owners of VAB Advisors, LLC, a registered municipal advisor. The Company has an agreement with VAB Advisors, LLC to pay them for various overhead and general and administrative expenses, which totaled $6,683 in 2013.

Effective January 31, 2013, Frank Vasquez sold his 50% interest in the Company. As a result, he is no longer affiliated with the Company or VAB Advisors, LLC. Furthermore, Vasquez Financial, LLC is no longer affiliated with the Company or VAB Advisors, LLC.

NOTE 8 - DATE OF MANAGEMENT REVIEW

Subsequent events were evaluated through February 19, 2014, which is the date the financial statements were available to be issued.

- 8 -

SUPPLEMENTARY INFORMATION

VAB FINANCIAL, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

NET CAPITAL

Total stockholders' equity qualified for net capital	$123,065
Allowable liabilities subordinated to claims of general creditors	0

TOTAL EQUITY CAPITAL AND ALLOWABLE
  SUBORDINATED LIABILITIES ... 123,065

DEDUCTIONS AND/OR CHARGES
  Non-allowable asset
    Prepaid expenses ... 1,467

NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION ... 121,598

HAIRCUTS ON SECURITIES ... 0

NET CAPITAL ... 121,598

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:
  Minimum dollar net capital requirement of reporting broker or dealer ... 100,000

EXCESS NET CAPITAL ... $ 21,598

AGGREGATE INDEBTEDNESS:

Due to clearing broker	$ 7,500
Accounts payable and accrued expenses	87
Total Aggregate Indebtedness	$ 7,587

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL ... .06 to 1

There were no material differences between the Computation of Net Capital under Rule 15c3-1 as shown in the accompanying audit report and the corresponding unaudited Focus Report Part II A filing as of December 31, 2013.

The Company had no liability subordinated to claims of general creditors as of January 1, 2013. In addition, there were none in existence during the year ended December 31, 2013 and, accordingly, there are no changes to report.

VAB FINANCIAL, LLC
SCHEDULE III
STATEMENT PURSUANT TO INFORMATION RELATING TO THE
POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

VAB Financial, LLC is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are cleared through another broker/dealer on a fully disclosed basis. During the year, the Company did not hold customers' funds or securities. VAB Financial, LLC was in compliance with the conditions of exemption.

VAB FINANCIAL, LLC
SCHEDULE IV
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

At December 31, 2013, VAB Financial, LLC had no credit items that would result in a reserve requirement.



GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

701 West Cypress Creek Road
Suite 300
Fort Lauderdale, FL 33309
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 19, 2014

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1) FOR A
BROKER DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3

Board of Directors
VAB Financial, LLC
San Juan, Puerto Rico

In planning and performing our audit of the financial statements of VAB Financial, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss

- 13 -

1580 Sawgrass Corporate Parkway, Suite 302 • Sunrise, Florida 33323 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd. • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

Board of Directors
VAB Financial, LLC
February 19, 2014

from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC



GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

701 West Cypress Creek Road
Suite 300
Fort Lauderdale, FL 33309
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 19, 2014

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING
AGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
VAB Financial, LLC
San Juan, Puerto Rico

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC 7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by VAB Financial, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating VAB Financial, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). VAB Financial, LLC's management is responsible for the VAB Financial, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of cancelled checks noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

1580 Sawgrass Corporate Parkway, Suite 302 • Sunrise, Florida 33323 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd. • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

Board of Directors
VAB Financial, LLC
February 19, 2014

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
068468   FINRA   DEC
VAB FINANCIAL LLC   10*10
352 CALLE FERNANDO PRIMERO
SAN JUAN PR 00918-2424
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) .... $ _____ -O-

   B. Less payment made with SIPC-6 filed (**exclude interest**) .... (_____ -O-

              Date Paid

   C. Less prior overpayment applied .... (_____ -O-

   D. Assessment balance due or (overpayment) .... _____ -O-

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum _____ -O-

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____ -O-

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) .... $ _____ -O-

   H. Overpayment carried forward .... $(_____ O-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_____
LUIS ALFONSO BOFFILL
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 23 day of January, 2014.

_____
CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this for a period of not less than 6 years, the latest 2 years in an easily accessible place.

REVIEWER

Dates: _____   _____   _____
     Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy ___

2. A. General Assessment (item 2e from page 2) $ _____-O-_____

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (_____-O-_____)

         _____
             Date Paid

   C. Less prior overpayment applied   (_____-O-_____)

   D. Assessment balance due or (overpayment)   _____-O-_____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____-O-_____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____-O-_____

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ _____-O-_____

   H. Overpayment carried forward $(_____O-_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the
person by whom it is executed represent thereby
that all information contained herein is true, correct
and complete.

                  LUIS ALFONSO BOFFIll
                  (Name of Corporation, Partnership or other organization)

                  [signature]
                  (Authorized Signature)

Dated the _23_ day of _January_ , 20_14_ .   _CFO_
                                     (Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form
for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1